June 12, 2017

Angela Mokodean

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:       Multi-Strategy Growth & Income Fund, File No. 811-22572

Dear Ms. Mokodean:

On May 26, 2017, Multi-Strategy Growth & Income Fund (the “Registrant” or the “Fund”) filed a preliminary proxy statement. On June 2, 2017, you provided comments by phone. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the preliminary proxy statement.

Comment 1. Preliminary proxy materials must be clearly marked as preliminary copies per Rule 14a-6(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

Response. In the future, Registrant undertakes to clearly identify preliminary proxy materials as preliminary copies in compliance with Rule 14a-6(e) under the Exchange Act.

Comment 2. On page 1 of the proxy statement, you refer to the Morningstar U.S. Closed-end Multi-strategy category. Please confirm that this is an actual Morningstar category, and if so, please describe the characteristics of the category, as the Fund is currently placed in the U.S. Closed-end Multi-alternative category. If the Multi-alternative category is the correct category, please amend the disclosure accordingly and provide characteristics of that category. Please also provide the number of funds included in the category that you ultimately select.

Response. The Morningstar Category was incorrectly stated and should be the U.S. Closed-End Multi-alternative Category. The proxy statement has been amended to read:

The Fund is seeking approval of a new advisory agreement (the “Proposed Advisory Agreement”) that would change the advisory fee paid by the Fund to its investment adviser, LCM, to bring the fee in line with the Fund’s peers. These peer funds were selected from Morningstar U.S. Closed-end fund categories, including the Multi-Alternative, Real Estate, Nontraditional Bond, Global Real Estate, Real Estate, Intermediate Term Bond, World Allocation and Miscellaneous Sector categories. The Fund is one of only five funds in the Morningstar Multi-alternative category (the

June 12, 2017

“Category”). The funds in the Category offer investors exposure to several different alternative investment tactics and have a majority of their assets exposed to alternative strategies. An investor’s exposure to different tactics may change slightly over time in response to market movements. Funds in the Category include both funds with static allocations to alternative strategies and funds tactically allocating among alternative strategies and asset classes.

Comment 3. It appears that RJL Capital Management, LLC originally advised the Fund. Please explain why LCM is listed as the adviser since the Fund’s launch.

Response. The name of the Fund’s adviser at launch was RJL Capital Management, LLC. That firm, a California limited liability company, filed an amendment to its articles of organization on May 15, 2017 to change its name to LCM Investment Management, LLC.

Comment 4. On page 3 of the proxy statement, it states:

LCM determined that shareholders would be better served if LCM could evolve the Fund’s portfolio by introducing even higher quality and lower cost institutional investments not generally available through broker-dealers as well as internalizing the management of the Fund’s liquid exchange traded securities, which it did in March of 2015.

Please clarify whether both the change to the use of institutional investments and the internalization of the management of the Fund’s liquid exchange traded securities occurred in March 2015. If the switch to the use of institutional investments did not occur in March 2015, please state when that occurred.

Response. The cited text has been revised to read as follows:

In March 2015, LCM determined that shareholders would be better served if LCM could evolve the Fund’s portfolio by internalizing the management of the Fund’s liquid exchange traded securities and expanding its allocation to higher quality and lower cost institutional investments not generally available through broker-dealers. Effective March 1, 2015, LCM internalized the management of the Fund’s liquid exchange traded securities. In addition, LCM instituted its proprietary scoring methodology for investment selection when it made its first hedge fund investment in June 2015.

Comment 5. Based on the July 2016 prospectus (as supplemented), it appears that the Fund’s NAV and total return decreased between February 28, 2015 and February 29, 2016. Please provide more information in the proxy materials regarding the Fund’s performance history before and after LCM began managing the Fund’s liquid exchange traded securities and change to institutional investments over retail investments. Please explain what impact, if any, have these two changes had on the Fund’s total return since they were instituted.

June 12, 2017

Response. The following disclosure has been added to the proxy statement after the second paragraph under “Background”:

The process of internalizing the liquid investments and fully implementing the institutionalized due diligence methodologies and investment opportunities was a gradual one, and cannot be simply tied to a single day or month in time. This is particularly true for illiquid securities, which may take many months to vet, and months or years to see tangible performance realized. While the Fund’s return during the period from February 28, 2015 to February 29, 2016 was -3.68% for Class A shares (without load), this was less reflective of new procedures and investments than of existing illiquid investments the Fund already held. Because the majority of the portfolio is made up of investments that are to be held for multi-year periods, a single twelve month period may not be an indicator of long-term value. As the internalized liquid sleeve and institutionally-driven illiquid investments mature, returns have done so as well. As indicated in the Fund’s most recent annual report, from February 29, 2016 to February 28, 2017, the Fund’s performance was well above the Fund’s long-term annualized average, returning 10.04% over that period for Class A shares (without load). The Fund is, by design, a long term investment. In both strong and weak periods, investors are cautioned against using short-term interim period performance as an indication of the overall Fund.

Comment 6. On page 3 of the proxy statement, it states:

Moreover, this reduction in initial expenses can lead to better returns for shareholders, for even a modest reduction in upfront fees can lead to significantly improved performance when considered over a typical investment horizon of 5-7 years.

Please clarify whether the reference to “5-7 years” is the Fund’s typical investment horizon.

Response. The cited text has been revised in its entirety to read as follows:

Moreover, this reduction in initial expenses has the potential to lead to better returns for shareholders, for even a modest reduction in upfront fees can lead to significantly improved performance when considered over the Fund’s typical investment horizon of 5-7 years.

Comment 7. On page 3 of the proxy statement, it states:

This structural difference becomes even more significant when considering the generally lower ongoing fees and expenses that further enhance the variance in return between such structures.

June 12, 2017

Please consider revising this sentence for clarity (i.e., to explain what “this structural difference” or “such structures” means).

Response. The cited sentence has been revised in its entirety to read as follows:

The difference in fee structures between retail and institutional products becomes even more significant when considering the generally lower ongoing fees and expenses of institutional investments which amplify the variance between the returns provided by retail and institutional products.

Comment 8. On page 3 of the proxy statement, it states:

Aside from the difference in fees, LCM believes these institutional-level investments are more attractive on an absolute basis and offer access to unique and elite management teams.

To the extent there are benefits associated with retail investments, such as lower risks, please disclose those benefits and discuss why institutional investments are more attractive to LCM on balance.

Response. The following disclosure has been added to the proxy statement following the paragraph containing the cited disclosure:

While retail investments generally have greater transparency through public filings and public marketing materials than institutional investments, availability of public information does not necessarily equate to reduced risk. LCM considers institutional investments as being more attractive due to their generally superior risk-reward metrics, unique and sophisticated opportunity sets, as well as further reductions in fees and conflicts of interest. While these investments require a more advanced knowledge base, higher quality relationships, and a significantly more intensive diligence process to be vetted properly, LCM believes these investments often result in higher quality investments that add value to the Fund and its shareholders.

Comment 9. On page 4 of the proxy statement, under the heading “LCM believes that the Fund benefits from a single-adviser approach to the management of the liquid, exchange traded securities,” there is a sentence that reads:

The adviser believes the Fund benefits from additional diversification and a more integrated portfolio strategy by incorporating the liquid investment decisions alongside the illiquid investment process.

Based on discussion in the paragraph under the heading cited, it is unclear how the single adviser approach promotes additional diversification in the Fund’s portfolio as opposed to a sub-adviser managing the portfolio of liquid exchange traded securities. Please explain.

June 12, 2017

Response: The statement does not assert that the single adviser approach promotes additional diversification; rather, it asserts that the Fund benefits from diversification achieved by investing in both liquid and illiquid investments. To avoid confusion, the cited sentence has been revised in its entirety to read as follows:

The adviser believes the Fund benefits from diversification and a more integrated portfolio strategy by incorporating the liquid investment decisions alongside the illiquid investment process.

Comment 10. On page 4 of the proxy statement, it states:

The Current Advisory Agreement was last submitted to a vote of the shareholders of the Fund on October 19, 2011.

Item 22(c)(1)(i) of Schedule 14(a) requires that the proxy statement also state the purpose of submitting the agreement to shareholders. Please include the required disclosure.

Response. The cited sentence has been revised to read as follows:

The Current Advisory Agreement was last submitted to a vote of the shareholders of the Fund on October 19, 2011 in connection with its initial approval as required by Section 15(a) of the 1940 Act.

Comment 11. On page 5 of the proxy statement, it states:

The Proposed Advisory Agreement automatically terminates on assignment and is terminable upon notice by the Fund.

Section 15 of the Proposed Advisory Agreement states that the Fund must provide 60 days’ prior written notice to terminate. If accurate, please provide that detail here, as that level of detail is provided with respect to adviser-led termination.

Response: The cited sentence has been revised to read as follows:

The Proposed Advisory Agreement automatically terminates on assignment and is terminable upon 60 days’ notice by the Fund given to LCM.

Comment 12. We note that the Fund has a fiscal year that ends in February. If needed, please revise the pro forma fee tables provided on pages 6 and 7 to reflect current fees and expenses, rather than the fees and expenses shown in the last annual registration statement update.

Response: The Registrant has made the requested revisions.

June 12, 2017

Comment 13. On page 7 of the proxy statement, in the footnote to the pro forma fee table, it states:

Expense waivers and reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.

Please revise to clarify that the adviser cannot recoup if doing so would cause the Fund to exceed the lesser of the expense ratio in place at time of waiver and its current expense ratio.

Response. The cited sentence has been revised in its entirety to read as follows:

Expense waivers and reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture.

Comment 14. In the expense example on page 7 of the proxy statement, because the proposed waiver has an initial term of two years, please update the expenses shown so that the waiver is only reflected in the first year. Please also update the introductory language to state that the example reflects waivers through the expiration date of the contract and total expenses thereafter.

Response. The expenses have been updated as requested and the introductory language has been modified to read as follows:

Example: This example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return. The example shown reflects the expense limitation through the initial expiration date of the contract and total expenses thereafter.

Comment 15. On page 8 of the proxy statement, under “Affiliate Fees,” please provide the percentage of aggregate brokerage commissions paid to Lucia Securities pursuant to Item 22(c)(13) of Schedule 14A.

Response. The following sentence has been added below the chart in the cited section:

For the fiscal year ended February 28, 2017, the brokerage commissions and placement fees paid to Lucia Securities (i) were substantially lower than those paid in any of the prior fiscal years shown above and (ii) represented 100% of the total brokerage commissions and placement fees paid by the Fund during that year.

June 12, 2017

Comment 16. On page 8 of the proxy statement, under “Evaluation by the Board of Trustees,” please add additional disclosure addressing the following questions:

1.	Why did the Board conclude that the proposed fee increase was in the best interest of shareholders?
2.	What will the adviser do if the shareholders do not approve the proposal to adopt the new agreement?
3.	Did the Board consider alternative advisers to the current adviser? If so, how many, and what did they charge for comparable services?

Response. In response to question (1), Registrant believes that the discussion under “Nature, Extent and Quality of Services,” sufficiently describes the reasons that the Board believed that an increased fee was appropriate. In particular, Registrant highlights the factors described in the following disclosure regarding the enhancements made by the adviser and the need for greater resources to support management of the Fund:

The Trustees discussed the many enhancements that LCM had made to its team and its portfolio management processes in response to changing market conditions. The Trustees discussed that LCM’s deal sourcing and portfolio management now required greater resources. The Trustees noted that LCM added new personnel with increased expertise and deeper relationships in the institutional alternative investment space. The Trustees also discussed in detail LCM’s time- and resource-intensive research processes, noting that the adviser thoroughly analyzed sponsor and manager capabilities and assessed the quality of the underlying portfolios. The Trustees expressed satisfaction with LCM’s proprietary multi-stage, multi-factor framework for selecting, evaluating and monitoring investment opportunities across different sectors.

Registrant further notes that, as discussed in the proxy statement, the Board considered that the proposed advisory fee was below the peer group average and that the adviser proposed to sign an expense limitation agreement with respect to the Fund.

In response to question (2), the following sentence has been added after the first paragraph under “Evaluation by the Board of Trustees”:

If the Proposed Advisory Agreement is not approved by shareholders, LCM may consider other options in the interest of the Fund, such as limiting its universe of investments or amending the proposal and seeking reconsideration by the Board and the Fund’s shareholders.

In response to question (3), the Board did not, and was not required to, consider proposals by advisers other than LCM. As a result, Registrant believes that an express statement that the Board did not consider such other proposals is not necessary. As stated in the proxy statement, the Board, after considering the factors described, concluded that the proposed advisory fee was reasonable and that approval of the Proposed Advisory Agreement was in the best interests of the shareholders of the Fund.

June 12, 2017

Comment 17. On page 9 of the proxy statement, under “Nature, Extent and Quality of Services,” it states that the “Trustees noted their satisfaction with the fact that the Fund had continued to deliver positive returns while simultaneously providing downside protection.” However, based on the staff’s review of the Fund’s financial statements, it does not appear that the Fund has experienced consistently positive returns. Please revise this statement to (i) avoid potentially misleading language and (ii) clarify what “downside protection” means in this context.

Response. The cited sentence has been revised in its entirety to read as follows:

The Trustees noted their satisfaction with the fact that the Fund had delivered positive annualized returns on a since-inception basis while simultaneously exhibiting lower overall risk metrics versus the S&P 500 Total Return Index over that period. They further noted that when both returns and their associated volatility were considered, the Fund had exhibited attractive risk-adjusted returns.

Comment 18. On page 9 of the proxy statement, under “Fees and Expenses,” it states that the “Trustees reviewed information regarding fees charged by advisers to a peer group of funds composed of other closed-end interval funds.” Is the “peer group” the same as the Morningstar category discussed on page 2? If so, please make that connection clear; if not, please provide additional description of the peer group.

Response. The cited sentence has been revised in its entirety to read as follows:

The Trustees reviewed information regarding fees charged by advisers to a peer group of funds composed of other closed-end interval funds selected from Morningstar U.S. Closed-end fund categories, including the Multi-alternative, Real Estate, Nontraditional Bond, Global Real Estate, Real Estate, Intermediate Term Bond, World Allocation and Miscellaneous Sector categories.

Comment 18. On page 9 of the proxy statement, under “Fees and Expenses,” it states that:

The Trustees noted that LCM’s current fee of 0.75% was significantly below the peer group average of 1.38%. The Trustees remarked that the proposed advisory fee of 1.35% was still well within the range of advisory fees in the Fund’s peer group and remained below the peer group’s average advisory fee.

Please explain whether there were any outliers on the high or low side and whether the Trustees considered the median fee of the peer group in addition to the average fee of the peer group.

June 12, 2017

Response. Because the Trustees considered the average fee and not the median fee, Registrant believes that no discussion of the median fee is warranted. Registrant has revised the cited disclosure to address peer group outliers, and the disclosure now reads as follows:

The Trustees noted that LCM’s current fee of 0.75% was significantly below the peer group average of 1.38%. The Trustees remarked that the proposed advisory fee of 1.35% was still well within the 0.75% to 1.90% range of the advisory fees in the Fund’s peer group, and that it remained below the peer group’s average advisory fee.

Comment 19. On page 11 of the proxy statement, under “VOTING SECURITIES AND VOTING,” please confirm that Registrant will provide shares outstanding of each of the Fund’s share classes as of the Record Date.

Response. Registrant so confirms.

Comment 20. On page 12 of the proxy statement, under “SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS,” please revise the tables to follow the format of Item 403 of Regulation S-K.

Response. Registrant has revised such tables to furnish the information required by, and in substantially the tabular format indicated in, Item 403 of Regulation S-K.

Comment 21. In section 3 of the Proposed Advisory Agreement, it states that the “annual percentage rate applicable to the Fund is set forth in Appendix A to this Agreement, as it may be amended from time to time in accordance with Section 1.3 of this Agreement.” Please confirm that “Section 1.3” is the correct reference, or modify accordingly.

Response. The cited reference to “Section 1.3” has been modified to read “Section 14.”

*       *       *       *       *

If you have any questions or additional comments, please call Craig Foster at (614) 469-3280.

Sincerely,

/s/ Craig Foster

853552.5